February 19, 2026

Via EDGAR

U.S. Securities and Exchange Commission

Division of Corporation Finance

Office of Finance

U.S. Securities and Exchange Commission

100 F Street, N.E.

Washington, DC 20549-3628

Re: Withdrawal of Registration Statement on Form S-1 (File No. 333-292822)

Ladies and Gentlemen:

Pursuant to Rule 477 promulgated under the Securities Act of 1933, as amended (the “Securities Act”), Clear Street Group Inc. (the “Company”) hereby requests that the Registration Statement on Form S-1 (File No. 333-292822), initially publicly filed with the Securities and Exchange Commission (the “Commission”) on January 20, 2026 (as amended, the “Registration Statement”) and all exhibits thereto, be withdrawn effective as of the date hereof or at the earliest practicable date hereafter.

Due to current market conditions, the Company has determined not to pursue, at this time, the initial public offering of the Company’s class A common stock to which the Registration Statement relates. The Registration Statement was declared effective on February 12, 2026. None of the Company’s securities have been sold pursuant to the Registration Statement. Based on the foregoing, the Company submits that the withdrawal of the Registration Statement is consistent with the public interest and the protection of investors, as contemplated by Rule 477(a).

The Company further requests that, in accordance with Rule 457(p) under the Securities Act, all fees paid to the Commission in connection with the filing of the Registration Statement be credited for future use.

Thank you for your attention to this matter. Should you have any questions regarding these matters, please do not hesitate to contact Richard D. Truesdell, Jr. of Davis Polk & Wardwell LLP at (212) 450-4674 or Hillary A. Coleman of Davis Polk & Wardwell LLP at (212) 450-4733.

Sincerely yours,

Clear Street Group Inc.

By:	/s/ Edward T. Tilly
Name: Edward T. Tilly
Title: Chief Executive Officer

cc:	(via email)

Kenneth A. Sicklick, Chief Legal Officer

Richard D. Truesdell, Jr., Davis Polk & Wardwell LLP

Hillary A. Coleman, Davis Polk & Wardwell LLP

2